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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F     Form 40-F

☒             ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

☐             ☒

Attached to this 6-K are the following items:

Exhibit

99.1	2007 Consolidated Management Report Altadis Group – April 1, 2008
99.2	Altadis, S.A. and Dependent Companies - Consolidated Financial Statements for the year ended 31 December 2007 – April 1, 2008
99.3	Auditor’s Report on the Altadis S.A. and Subsidiaries Consolidated Financial Statements for the year ended 31 December 2007 – April 1, 2008
99.4	Disposal competition approval – April 8, 2008
99.5	Disposal – April 14, 2008
99.6	Logista offer update – April 16, 2008
99.7	Logista offer update – April 21, 2008
99.8	Divestment of brands – April 23, 2008
99.9	Subsidiary results (Altadis) – April 24, 2008
99.10	Response to OFT Statement – April 25, 2008
99.11	Directorate change – April 25, 2008
99.12	Director declaration – April 28, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	May 1, 2008	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary